UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company
Corporate Taxpayer’s ID No.
60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco or Company"), in reference to the Official Letter No. 233/2016-CVM/SEP/GEA-1, on this date, informs to the Market that, in one of the surveys derived from the the so-called "Zealots Operation", three members of the Bank’s Management were indicted, including its CEO.

According to the report of the Federal Police, members of the Bank’s Board of Officers have maintained contact with people investigated for crimes of active corruption.

Under the mentioned survey, two Bradesco’s Officers have testified to the Federal Police in São Paulo, when they clarified that they had been contacted by tax advisory office that offered to advocate a tax issue in the Administrative Board of Tax Resources "CARF". No proposal, hiring or payment have been implemented from these contacts, even because the tax pending issue was under the responsibility of renowned tax specialists.

It is important to inform that the lawsuit at CARF, object of the investigation, was tried in disfavor of Bradesco unanimously - 6 x 0, and is now submitted to the Judiciary. The Company informs that it has never promised, offered or gave undue advantage to any person, including public employees, for submission of tax affairs or of any other nature.

The indictment takes by surprise the Bradesco’s Management, considering that the two Officers were heard only as witnesses and the Company’s CEO even has been heard or participated in any meeting with representatives of the tax advisory office.

Bradesco reiterates its high standards of ethical conduct and reaffirms its confidence in the full operation of Justice.

Cidade de Deus, Osasco, SP, May 31, 2016

Banco Bradesco S.A.

Moacir Nachbar Junior

Executive Managing Officer

Official Letter No. 233/2016-CVM/SEP/GEA-1

                                                                                            Rio de Janeiro, May 31, 2016

To Mr.

Luiz Carlos Angelotti

Investor Relations Officer of

BANCO BRADESCO S.A.

Núcleo Cidade de Deus - Prédio Vermelho, 4º andar - Vila Yara

Osasco – SP

CEP: 06029-900

Phone: (11) 3681-4011 /Fax: (11) 3684-4630

E-mail: 4000.diretoria@bradesco.com.br

c/c: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for Clarifications on news article

Mr. Officer,

1.                  In reference to news article disclosed on this date, on the electronic portal of the newspaper Valor Econômico, Political section, under the headline “Federal Police indicts the CEO of Bradesco in Zealots Operation", in which there are the following statements:

The Federal Police has indicted Bradesco’s CEO, Luiz Carlos Trabuco Cappi, and nine others, in the Zealots Operation, for crimes as influence peddling, active and passive corruption, money laundering and criminal organization, approved the Valor PRO, real-time information service.

2.                  In this regard, we determine that you clarify whether the news are true, and, if confirmed its veracity, you must explain the reasons why the you have understood that it is not considered a material fact, as well as comment on other information you consider important about the subject.

3.                  Such manifestation must occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on CVM/BOVESPA Requests, subject: News Published in the Media, which shall include the transcript of this official letter.

4.                  We emphasize that,  according to the request of the Companies Relations Superintendence, in the use of its legal duties  and, based on section II, article 9 of Act 6,385/76, and on CVM Instruction No. 452/07, it shall be applied fine comminatory action, at the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this official letter, until 9:30 of June 1, 2016, as from the knowledge of the content of this work, sent exclusively by e-mail, notwithstanding the provisions of the sole paragraph of art. 6 of CVM Instruction No. 358/02.

Sincerely,

Document electronically signed by Nilza Maria Silva de Oliveira, Manager, on May 31, 2016, at 4:07 p.m., pursuant to art. 1, III, "b", of Act 11,419/2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.